UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)

Lev Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

52730C101
(CUSIP Number)

Joshua D. Schein
Lev Pharmaceuticals, Inc.
675 Third Avenue, 22nd Floor
New York, New York 10017

Copy to:

Michael A. Goldstein, Esq.
Becker & Poliakoff, LLP
45 Broadway
New York, New York 10006
(212) 599-3322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 pages)

SCHEDULE 13D

CUSIP No.	52730C101

1	Names of Reporting Persons Joshua D. Schein, Ph.D.

	I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions): N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization:

	United States

	7	Sole Voting Power:

NUMBER OF		18,565,664

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		18,565,664

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		18,565,664

WITH	10	Shared Dispositive Power:

		18,565,664

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	18,565,664

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11):

	12.0%*

14	Type of Reporting Person (See Instructions)

	IN

______________
*Calculated based on 152,328,993 shares of common stock outstanding, as represented by the Company in a prospectus supplement dated July 15, 2008.

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Explanatory Note

This Amendment No. 3 to Schedule 13D is being filed by Joshua D. Schein to amend the statements on Schedule 13D previously filed by him on January 7, 2005, January 25, 2008 and May 23, 2008 (collectively, the “Prior 13Ds”). The Prior 13Ds were filed by Mr. Cooper, Joshua D. Schein and certain entities controlled by them. This Schedule 13D/A is being filed solely on behalf of Dr. Schein. Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds.

Item 1.    Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive office of the Issuer is 675 Third Avenue, Suite 2200, New York, New York 10017.

Item 2.    Identity and Background

The disclosure in Item 2 of the Prior 13Ds is hereby amended and restated to read in its entirety as follows:

(a)  Name: Joshua D. Schein

(b)  Business Address:  Lev Pharmaceuticals, Inc., 675 Third Avenue, Suite 2200, New York, New York 10017.

(c)  Principal Occupation: The reporting person is the Chief Executive Officer of Lev Pharmaceuticals, Inc., 675 Third Avenue, Suite 2200, New York, New York 10017.

(d)  The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: USA

Item 3.   Source and Amount of Funds or Other Consideration

No change.

Item 4.    Purpose of Transaction

On July 15, 2008, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), and HAE Acquisition Corp., a wholly owned subsidiary of ViroPharma (“Acquisition Sub”), whereby Acquisition Sub would merge with and into the Company with the Company being the surviving corporation and a wholly owned subsidiary of ViroPharma (the “Merger”).  In conjunction with the execution of the Merger Agreement, and to induce ViroPharma to enter into the Merger Agreement, Dr. Joshua D. Schein entered into a Stockholder Voting Agreement (the “Voting Agreement”) with ViroPharma, dated July 15, 2008, pursuant to which Dr. Schein agreed to vote all shares of capital stock of the Company owned, beneficially or of record, by him (the “Covered Shares”) in favor of approval of the Merger Agreement, the Merger and the other transactions contemplated thereby (collectively, the “Proposed Transaction”).  Dr. Schein granted and appointed ViroPharma as his proxy and attorney-in-fact, with full power of substitution and re-substitution, to vote the Covered Shares.

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In connection with the transactions contemplated by the Merger Agreement, Dr. Schein entered into a separation agreement (the “Separation Agreement”) with the Company and ViroPharma concerning his resignation from the Company effective upon the closing of the Merger, the payments due to him in connection with the transactions contemplated by the Merger Agreement and the restrictive covenants to which Dr. Schein will be subject following his resignation. The Separation Agreement also includes a mutual general release between the Company and Dr. Schein.

The Merger Agreement, Voting Agreement and Separation Agreement are incorporated herein by reference to Exhibits 1, 2 and 3, respectively, hereto.  The descriptions of the Merger Agreement, the Voting Agreement and the Separation Agreement included in this Schedule 13D/A do not purport to be complete and are subject to and qualified in their entirety by reference to these filed exhibits.

Item 5.    Interest in Securities of the Issuer

Dr. Schein may be deemed to be the beneficial owner of an aggregate of 18,565,664 shares of Common Stock. Such shares consist of: (a) 14,738,214 shares of Common Stock; (b) 2,000,000 shares of restricted Common Stock which are deemed beneficially owned pursuant to Rule 13d-3; (c) 400,000 shares of Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Common Stock subject to vesting requirements as described in Item 3 of the Prior 13Ds); and (d) 1,427,450 shares of Common Stock issuable upon exercise of presently exercisable stock options issued in 2004.

As of July 15, 2008, the Covered Shares together with all options held by Dr. Schein that vest within 60 days of July 15, 2008 represent approximately 12.0% of the Company’s outstanding capital stock. The Voting Agreement and the Merger Agreement described in Item 4 and Item 6 are incorporated herein by reference. Pursuant to the Voting Agreement, ViroPharma may be deemed to have shared voting and dispositive power with respect to the Covered Shares and may be deemed to be the beneficial owner thereof.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, Dr. Schein has agreed that, prior to the termination of the Voting Agreement, at any meeting of the stockholders of the Company, however called, and on every action or approval by written consent of the stockholders of the Company, Dr. Schein shall vote the Covered Shares (i) in favor of the Proposed Transaction, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any merger, consolidation or business combination involving the Company or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; or (D) any other action that is intended, or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction (each of (ii) and (iii), a “Competing Transaction”).

Furthermore, except as provided for in the Voting Agreement, Dr. Schein has irrevocably granted to and appointed ViroPharma (and its executive officers) to be his proxy and attorney-in-fact (with full power of substitution and re-substitution) to vote all the Covered Shares in accordance with the provisions described above.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, Dr. Schein, solely in his capacity as a stockholder, has agreed that until termination of the Voting Agreement, he shall not directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) except as permitted by the Merger Agreement, conduct or engage in discussions or negotiations with respect to any Acquisition Proposal, or disclose any non-public information relating to the Company or of its subsidiary in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) enter into any letter of intent or similar document or contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the Merger Agreement).

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Further, pursuant to the Voting Agreement, Dr. Schein agreed that he will not: (i) other than in connection with the Merger or as a result of death, transfer, or discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement to transfer any of the Covered Shares; (ii) commit any act that would restrict his legal power, authority and right to vote all of the Covered Shares; and (iii) enter into any voting agreement with any person or entity with respect to any of the Covered Shares or grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Covered Shares.

The Voting Agreement provides that it will automatically terminate on the first to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement, (iii) at the time of any material amendment or modification to the Merger Agreement or (iv) upon written notice by ViroPharma to Dr. Schein of the termination of the Voting Agreement.  The Voting Agreement is incorporated herein by reference and the foregoing summary is subject to, and qualified in its entirety by, reference to the filed exhibit.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1. Agreement and Plan of Merger, dated as of July 15, 2008, by and among ViroPharma Incorporated, HAE Acquisition Corp. and Lev Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 of the Company’s Form 8-K filed on July 18, 2008).

Exhibit 2. Stockholder Voting Agreement, dated as of July 15, 2008, by and among ViroPharma Incorporated, Lev Pharmaceuticals, Inc., Judson A. Cooper and Joshua D. Schein (incorporated herein by reference to Exhibit 10.2 of the Company’s Form 8-K filed on July 18, 2008).

Exhibit 3. Separation Agreement, dated as of July 15, 2008, by and among Lev Pharmaceuticals, Inc., Joshua D. Schein and ViroPharma Incorporated (incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K filed on July 18, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2008

/s/ Joshua D. Schein
Joshua D. Schein

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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